MUTUAL FUNDS SERIES TRUST

450 Wireless Blvd.

Hauppauge, New York 11788

Erik Naviloff

Treasurer

Direct Telephone: (631) 470-2652

Fax: (631) 813-2884

E-mail:erikn@geminifund.com

November 14, 2012

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn : Chad Eskildsen, Senior Attorney

(202) 551-6951

RE:

The Catalyst Funds, AmericaFirst Funds, Day Hagen, Listed Private Equity, Eventide Gilead and SMH Representation Trust; Mutual Fund Series Trust (the “Registrant” or the “Funds” or individually a “Fund”)

File Nos. 333-132541; 811-21872

Dear Mr. Eskildsen:

On behalf of the Registrant, this letter responds to the comments you provided by telephone to Erik Naviloff, Treasurer of the Trust on Thursday, September 20, 2012, with respect to the above-referenced Funds.  Please be advised that the Trust’s registration statement was filed via EDGAR on October 29, 2012 and includes prospectuses dated November 1, 2012. Your comments are set forth below, and each is followed by the Registrant’s response.

General Comments

Comment 1:	The Catalyst Funds, Day Hagen and AmericaFirst Website have not been updated with the most recent Annual Report.
Response:	We have verified that each of the above-referenced websites has been updated, and we have implemented a secondary review process for all websites to identify any delays in the future.
Comment 2:	Catalyst Strategic Value had a recent name change. Edgar system needs to be updated to reflect the new name.
Response:	The Edgar system has been updated to reflect the Funds new name.
Comment 3:	Form NPX due August 31st was amended on September 10th but has a September 7th filing date.
Response:

The amended NPX filing was necessary to show that for certain funds that there were no proxies voted during the year and to restate the breakdown of the proxies voted by AmericaFirst for each Fund.  AmericaFirst had received the information for all the Funds together from the custodian and had not been able to provide the breakdown at the time of filing.  The amended filing was made just after the Edgar system cutoff time on September 7th therefore it shows as having been filed on September 10th.

Comment 4:	Provide dates of shareholder report mailing for reports that had NSAR extensions.
Response:	The Funds mailing commenced on these dates: Catalyst Funds- 9/17/12, Listed Private Equity and Eventide Gilead– 9/12/2012, AmericaFirst- 9/24/12.
Comment 5:	The Trust filed multiple amended NSAR’s. Please provide reason for these amendments.
Response:

The filings of the Trust’s N-SAR’s are filed by individual series corresponding to Advisor/Financial reports. Once the first N-SAR for the Trust is filed any additional N-SAR’s are filed as amendments. This represents the majority of the amended filings. Catalyst Funds and Eventide N-SAR’s included amended filings from their original N-SARS’s to include corrected information for Question 14, affiliated brokers.

SMH Total Return Inc/SMH Representation Trust/Listed Private Equity

Comment 1:	These Funds hold Business Development Companies (“BDC’s”) securities. Were the BDC’s reported in the previous prospectus under the Acquired Fund Fees and Expenses (“AFFE”)?
Response:

SMH Representation Trust’s holding of BDC’s are all fixed income securities; therefore no AFFE would have been required.  The SMH Total Return Income Fund and Listed Private Equity Fund did not include AFFE for their BDC’s holdings in their previous prospectus.  The prospectus update filed November 1, 2012 includes the AFFE for the BDC holdings during the previous year.

Catalyst Value, Catalyst Strategic Value, Catalyst Large Cap Value, Catalyst Appreciation and America First Funds N-CSR date 6/30/2012

Comment 1:

With respect to the Managements Discussion of Fund Performance (“MDFP”), insufficient discussion was provided to comply with the reporting requirements, under   ITEM 22 (b)(7)(i) of Form N-1A, namely: “Discuss the factors that materially affected the Fund’s performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Fund’s investment adviser.”

Response:

In future N-CSR filings, the Adviser will be asked to provide additional detail and commentary on the factors that materially affected the Fund’s performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Adviser in managing the Funds’ portfolios.

Map Global Total Return Inc N-CSR dated 6/30/2012

Comment 1:	The Funds growth of $10,000 includes a blended index as the primary Index. N1-A requires a broad based index as the primary index.
Response:

The Fund currently uses a benchmark of two broad based index benchmarks blended due to its type of investments. We have been in contact with the Adviser/Portfolio Manager and we are working on making a determination of an appropriate index that would serve as a primary index, in addition to keeping the blended index.

Listed Private Equity, Catalyst Value and Catalyst Strategic Value N-CSR dated 6/30/2012

Comment 1:	These Funds hold collateral received for securities loaned which should be stated separately in the Fund’s Statement of Assets and Liabilities.
Response:

We believe the Funds should show all investments on the schedule of investments, even those that were purchased with collateral from securities lending.  These investments are noted as being purchased with securities lending collateral on the Statement of Investments.   To show a separate line item for the collateral in the balance sheet would cause a presentation effect of double counting the security.  We believe the presentation in the report is proper and accepted industry practice.

Comment 2:	These Funds that have security lending income in the Statement of Operations should read net.
Response:	In Future filings of the Fund’s N-CSR in the statement of Operations the income from securities lending will be read, securities lending income-net.

All Mutual Fund Series Trust Prospectus previous years

Comment 1:	Are dividend and interest expenses included in other expenses in the prior year prospectus?
Response:

The Funds did not have dividend and interest expenses that was .01% during the prior fiscal year.  The prospectus that is effective November 1, 2012, any Funds with dividend or interest expenses include a separate line item for dividend and interest expense in the prospectus based on the most recent annual report.

Catalyst Insider Long/Short Fund N-CSR dated 6/30/12

Comment 1:

The Funds prospectus dated June 29, 2012, the Fee and Expense table reads that the Funds expenses are limited to 1.50% and 2.25% which includes 12b-1 fees.  The Funds notes to financial statements read that the expense limitation of 1.50% does not include 12b-1.

Response:	In Future N-CSR filings this will be corrected to show the expense limitation is 1.25% excluding the 12b-1 fee.

SMH Representation Trust N-CSR dated 6/30/2012

Comment 1:	In the 3rd paragraph on the Funds MDFP there is a statement that “the Fund underperformed the Index”, when it actually outperformed the index, explain discrepancy.
Response:	The corresponding language change (underperformed vs. outperformed) in the discussion of Fund performance was not updated to reflect the actual result. In future filings this correction will be done.

AmericaFirst Funds N-CSR dated 6/30/2012

Comment 1:	The Fee Table in the November 2011 Prospectus for Defensive Growth and Absolute Return doesn’t appear correct
Response:

For Defensive Growth, in the November 2011 prospectus, the expenses in the fee table were estimates as the fund only had about 5 weeks of actual performance at the time of the June 2011 annual report. The use of estimates was the guidance received from legal counsel based on the regulations. The expenses in the fee table were updated for the June 30, 2012 financials in the prospectus filed November 1, 2012.

For Absolute Return, it looks like the table may not have been updated for the actual “other expenses”. However, the net expense ratios are correct. The expenses in the fee table have been updated for the June 30, 2012 financials in the prospectus dated November 1, 2012.

Comment 2:

The Defensive Growth Fund’s Fees and expenses in the prospectus vs. actual in Annual report was 2.45% to 3.43%, which represent a significant Interest and Dividend expenses. Why wasn’t there a sticker to the prospectus.

Response:

In the November 2011 prospectus, the expenses in the fee table were estimates since the fund only had about 5 weeks of actual performance at the time of the June 2011 annual report. The use of estimates was the guidance received from legal counsel based on the regulations. The expenses in the fee table have been updated in the prospectus dated November 1, 2012.

Listed Private Equity Fund N-CSR dated 6/30/2012

Comment 1:	The Funds Statement of Investments has Investment companies categorized under common stock, these should be separated into Investment companies or other similar heading.
Response:	Future N-CSR and N-Q filings for Funds that hold Investment companies will categorize these holdings under an Investment Company heading instead of being listed under Common Stocks.
Comment 2:	The Fund Audit Opinion is dated September 6. When was the report mailed and was the late filling due to material weakness under Sarbanes Oxley 302
Response:	The annual report was mailed on September 12. The late filing was not due to a material weakness as noted in the N-SAR extension.
Comment 3:	In the Funds MDFP the one year return with and without load was (26.52%) and (30.73%), respectively this appears not to represent the load difference.
Response:	The one year returns (with and without load) are calculated correctly. This appearance will occur when performance is significantly high or low.
Comment 4:

In the Funds MDFP the expense ratios in the note do not match the expense ratios in the Funds financial highlights. The difference in these ratios was for Class A 2.51 vs. 2.84 and Class C 3.26 vs. 3.54.

Response:	The expense ratios in the MDFP for the Fund represent the previously filed prospectus dated November 1, 2011 as per FINRA’s requirement.
Comment 5:	The Funds Annual Report shows diversification geographically only, the report should show holdings both geographically and by industry or other appropriate categories.
Response:	Future N-CSR filings will show holdings both by Industry and Geography if appropriate at the date of the report.
Comment 6:	In the Funds Portfolio review, the expense ratios in the footnotes do not match the Funds financial highlights.
Response:	The expense ratios in the portfolio review for the Fund represent the previously filed prospectus dated November 1, 2011 as per FINRA’s requirement.
Comment 7:	In the Funds Statement of Assets and Liabilities there is a due to custodian of $401,144 what does this balance represent?
Response:	The balance represents a cash overdraft at the custodian.
Comment 8:	Since the Fund invests in other investment companies, in statement of operations how is the distribution of Income, Return Of Capital and Capital Gains for these investment companies recorded.
Response

The distributions of income is included in income, Return of Capital is recorded as a reduction in the cost basis of the security that paid the distribution. LT capital gains are included in capital gains. Return of Capital from BDC’s is included in the ROC SOP amount, as noted in the Notes to the Financial Statements.

Comment 9:	In the Funds statement of changes, the Fund’s net investment income is less than the distribution for the Fund, why is no return of capital shown in Funds financial highlights.
Response:

The Fund has Passive Foreign Investment Companies (PFIC’s) that are treated differently for Tax and GAAP purpose.  The accounting for PFIC’s create this reporting situation and is shown in the notes to financials ROC SOP language.  The Fund’s distributions (income and capital gains) were made in accordance with the Section 855 spillback requirements made in the Fund’s 2010 1120RIC filing.

Comment 10:

The Fund holds a large percentage in other Investment Companies. Include a note in the financial highlights explaining the Funds expense ratio does not include the expenses of these other investment companies.

Response:	Future N-CSR filing will include an addition to the current notes stating that the ratios do not include the expenses of these other investment companies.
Comment 11:	The Fund has investments in foreign securities, does the Fund use triggers for fair valuation.
Response:	The Fund currently does not include fair valuation triggers for foreign securities held.
Comment 12:

The footnotes to 820 Table in the Fund’s Notes to Financial Statements references back to the Funds Statement Of Investments to see breakout of Industry diversification when the Fund is broken out geographically.

Response	Future N-CSR filings will include updated language appropriate for the reference to the statement of investments.
Comment 13:

In the Fund Notes to Financial Statements the expenses limitation recoupment note wording appears not to take into account if the limitation was raised.  It appears if the limitation was raised for the Fund the recoupment the advisor would receive would be at the higher rate.

Response:

If the Fund did raise its expense limitation, the recapture of any expenses would be limited to the limitation agreement at the time of those expenses were incurred and not at the higher limitation agreement.

Comment 14:	The Fund Notes to the Financial Statements shows a ROC SOP of $260K. Return of Capital for Fund of Funds should be recorded as an adjustment to cost. Is this how this was recorded?
Response:	The ROC SOP was due to the PFIC tax adjustment as shown in the ROC SOP note to the financials and not return of capital from Fund of Funds.
Comment 15:	In Note 5 of the Fund’s Notes to Financials the percentage of beneficial interest are 65%, 63% and 31%, this adds to more than 100%.
Response:	The percentages represented different classes in the Fund which was omitted in the presentation. Future N-CSR’s will reference the specific classes which these percentages represent.
Comment 16:	In Note 6 of the Fund’s Notes to Financials, if ASU 2011-04 is effective for June 30, 2012 would it have had a material effect if adopted?
Response:

ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011.  Early adoption is not permitted.  The annual report of the fund is for an annual period that began on July 1, 2011, which is before the stated effective date of the pronouncement. We feel this would not have a material effect if it had been adopted.

Comment 17:

In the Funds Audit opinion the 2nd paragraph reads our procedures included confirmation of securities owned as of June 30, 2012, by correspondence with the custodian and broker. Who is the BDC’s Custodian?

Response

The BDC’s were confirmed by the Custodian of the Fund, Huntington Bank.  Unsettled security purchases were confirmed by brokers, since they did not settle at the Custodian until after year-end.   The Auditors opinion matches the recommended language in the AICPA Audit and Accounting Guide for Investment Companies.

Listed Private Equity Website

Comment 1:

The Funds website includes mostly documents of Listed Private Equity but there is a link to Capital Appreciation which only includes the prospectus and SAI why doesn’t Capital Appreciation also have all its documents listed?

Response:	The Capital Appreciation Fund is a relatively new fund. The Funds website was in the process of being redesigned. All necessary documents are now posted.

Listed Private Equity Fidelity Bond Filling

Comment 1:	The last filing of Investment Company Act of 1940-17g for fidelity bond appears to be July 2011. Please show an update of filing for 2012
Response:	The Fund filed the 17g on August 10, 2012

Listed Private Equity Prospectus

Comment 1:	In the Funds prospectus in the advisory fee section on Page 20 and 21, and the Funds SAI page 30 and 31 there is no language on the funds recoupment of expenses.
Response:	The Prospectus language on the recoupment of expenses is included in the footnote to the fee and expense table.

Eventide Gilead Fund N-CSR 6/30/2012

Comment 1:	The NSAR was filed on September 6th with an Internal Control Letter Dated Aug 29th. Explain the reason for this discrepancy. Confirm the correct date of the IC Letter.
Response:

The N-SAR was filed August 29th and then amended to update question 14 for affiliates on September 6th causing the IC letter discrepancy. The correct IC Letter date is August 29th, the date of the original filing.

Comment 2:	In the Funds NCSR the Statement of Changes in Net Assets is missing a page. The Funds Auditor opinion does not have a date.
Response:

The Funds N-CSR filing was updated on September 21, 2012 to include the missed page and correct the opinion page.  The mailing of the Annual Report was correct and included all pages with the Audit opinion date of August 29, 2012.

Comment 3:	The Funds MDFP discusses options as they represent 50% of capital losses. The MDFP needs to describe the use of derivatives and how it affected performance.
Response:

In future N-CSR filings, the Adviser will be asked to discuss in greater detail the factors that materially affected the Fund’s performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Adviser in managing the Funds’ portfolios.

Comment 4:	The Funds gross expense ratio in the portfolio review section of the report does not match the Funds gross expense ratio in the Financial Highlights.
Response:	The expense ratios in the portfolio review for the Fund represent the previously filed prospectus dated November 1, 2011 as per FINRA’s requirement.
Comment 5:	In the Funds portfolio review footnote reads the Funds expense limitation is1.42%. The language does not include the statement that the12b-1 fees are not included in the limitation.
Response:	Future filings of the Funds N-CSR reports will include the notation that the expense limitation does not include 12b-1 fees.
Comment 6:	There are 2 bonds that are priced at par. How are these priced?
Response:	The prices are received from outside pricing service. These prices have also been reviewed for accuracy with the Funds advisor, and other pricing sources.
Comment 7:	The Fund has $144,000 in losses on the balance sheet which equals balance sheet undistributed net investment loss. Why is this a net operating loss and confirm amount?
Response:	The $144,000 represents the late year ordinary income loss deferral under the RIC Modernization Act as disclosed in the notes to the financials.
Comment 8:	In the Funds Financial Highlights Note #3 should be consistent between all Funds in the series.
Response:	Future filings of the N-CSR will include language that is consistent with other Funds in the trust.
Comment 9:	In the Funds Notes to Financials Note 1 the 820 Table Notes reads no significant transfers. The note should be for all transfers
Response:	Future filings of the N-CSR will include a revision to this language to remove the word “significant.”
Comment 10:	In the Funds Notes to the Financial Statements Note 1b should include language on how options and short sales are used by the Advisor.
Response:	Future filings of the N-CSR will include additional language in the notes to financials discussing the use and risks associated with options and short sales.
Comment 11:	In the Funds prospectus there were beneficial owners listed that held a large percentage of the Fund, yet the N-CSR filing did not include a Beneficial owner’s note.
Response:

There were no beneficial owners over the 25% class ownership threshold at June 30, 2012.  This was partly due to the increase in TNA from $16 M to $28 M over the period.  The Fund’s current prospectus and statement of additional information is dated November 1, 2012.

Comment 12:	In Note 7 of the Fund’s Note to Financials, if ASU 2011-04 is effective for June 30, 2012 would it have had a material effect if adopted?
Response:

ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011.  Early adoption is not permitted.  The annual report of the fund is for an annual period that began on July 1, 2011, which is before the stated effective date of the pronouncement. We feel this would not have a material effect if it had been adopted.

Eventide Gilead Fund Prospectus dated November 1, 2011

Comment 1:	In the Fund’s prospectus, Class C is missing the CDSC in the example of expenses.
Response:	The expense example specifies that shares are sold at the end of the period. The CDSC is only in effect if shares are redeemed less than one year from purchase.
Comment 2:	The summary prospectus on the Funds website the Links to list of documents is not clear what the links are to.
Response:	The Advisor is working to correct the linking of the documents.

The Registrant acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*          *          *

Please contact me at (631) 470-2652 if you should require any further information.

Sincerely,

/s/ Erik Naviloff

Treasurer

Mutual Fund Series Trust